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                      [WYNNEFIELD CAPITAL, INC. LETTERHEAD]



August 13, 2003



Mr. Andrew B. Schmitt
President/CEO
Layne Christensen Co.
1900 Shawnee Mission Parkway
Mission Woods, KS 66205

Dear Andy:

                  As we discussed in the course of our recent conversation, I should like to request a seat on the Board of Directors of Layne Christensen Company (LAYN).

                  We have been investors in LAYN for almost a decade and currently own about 910,000 shares (7.5%). During this period, we have watched LAYN deal with many challenges and feel there are wonderful opportunities to grow the company going forward, while surfacing shareholder value.

                  The recent departure of the two KKR Associates directors leaves the Board with no large outside shareholder members. It is this vacuum I propose to fill. I have cordial relationships with institutions holding over 40% (including our position) of LAYN's stock although I have not to date approached any other holder for formal support. In this post Sarbanes-Oxley world, companies should insure that their institutional shareholder base has direct board representation. This is particularly true when investors have experienced poor returns over an extended period, as has been the case at LAYN for over five years.

                  As I also noted in our conversation, I have a bias towards growing LAYN's water business. This was the original reason I invested in LAYN and I have been pleased with the way this operating segment has grown. That said, I am aware that other large holders have been attracted to LAYN for its other businesses, and I have an open mind as to what strategic path the company should follow.

                  I believe we are at a critical point regarding LAYN's future. With the success of LAYN's recent refinancing we have, for the first time in years, the financial flexibility to pursue growth opportunities in our many businesses. As a knowledgeable long-term shareholder and a seasoned board member of another NASDAQ company, I have the specific insight, background and focus to make a significant contribution to the LAYN Board and help create value for all shareholders.



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                  This is a serious request and marks a transition by Wynnefield from passive to active status in regards to our own investment in LAYN. As a result, we have been advised by our legal counsel to amend our 13G to a 13D and include a copy of this letter within ten days of this date. Whatever my personal preferences, I have no choice but to follow counsel's advice.

                  I understand you will be having a board meeting soon, and ask that you bring this request to the Board's attention in the hope that we can achieve a mutually satisfactory outcome. I stand ready to meet with any board member to discuss my intentions and views. I look forward to hearing from you in the near future and am enclosing my CV for your information.

Sincerely,



Nelson Obus